UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 355th  MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER, 26th, 2018

1.         DATE, TIME AND PLACE: At 01:35 a.m., Brazilian time, on October, 26th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo and  12:35 p.m., Chinese time, on October, 26th, 2018, at N. 08, Xuanwumennei Street, Xicheng Distric, Beijing, China.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1st  and 7th, of Article 17 of the Company’s Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Henrique de Aguiar Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, unanimously resolved as follows:

(i) To recommend, in terms of Resolution N. 2018105-C, the favorable vote to its representatives on the Board of Directors of CPFL Energias Renováveis S.A. (“CPFL Renováveis”):

(i)  the merger of BVP Geradora de Energia S.A. (“BVP Geradora”); BVP S.A. (“BVP”); PCH Participações S.A. (“PCH Participações”) and T-15 Energia S.A. (“T-15”) into CPFL Renováveis;

(ii) changes in bank guarantees and financing guarantees, including but not limited to (1) the conclusion of amendments to all financing agreements and project finance guarantees necessary to enable the Merger, such as pledge of shares, fiduciary assignment of receivables and emerging rights of the authorization, among others; (2) contracting and/or renewing of a bank guarantees (local and international);

(iii) the conclusion of adjustments and/ or amendments to any contract or finance agreements (including guarantees) related to the Merged Companies, as well as related to the companies that will not be merged but are affected by the operation, if applicable;

(iv) authorization to acquire 100% of the outstanding preferred shares of T-15 and/or any action related to the extinction of the preferred shares debt;

(v) authorization to issue a new debt at CPFL Renováveis level, in the amount of up to R$ 153.000.000,00 (one hundred and fifty-three million reais). The minimum debt duration must be equivalent to the current T-15 preferred shares loan, base date august 2018 at a maximum all in cost of 124,00% (one hundred and twenty-four per cent) of CDI;

(vi) Authorization for the Executive Officers of the Merged Companies and of CPFL Renováveis to take all measures and actions required to carry out the Merger operation, the acquisition of the preferred shares of T-15 and the issuance of the new debt mentioned on the item V above.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, October, 26th, 2018.

Beijing, October, 26th, 2018.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.